
June 5, 2024

Jennifer Hyman
Chief Executive Officer and Director
Rent the Runway, Inc.
10 Jay Street
Brooklyn, New York 11201

> **Re: Rent the Runway, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 28, 2024**
> **File No. 333-279757**

Dear Jennifer Hyman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Marc D. Jaffe